

03 MAY 30 AM 7:21 GROUPE CLARINS

82-2960

TELEFAX – PRESS RELEASE

2002 RESULTS
AND
2003 1ST QUARTER CONSOLIDATED NET SALES

Group Finance Division **Thursday 3rd 2003**

SUPPL

Dear Sir or Madam,

Please find enclosed **two Press Releases** from CLARINS Group:

1. **2002 Results** (you can find a more detailed presentation by visiting our web site www.clarins-finance.com chapter "Letter to shareholders").

2. **2003 1st Quarter consolidated Net Sales.**

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Sincerely yours.

Pankaj CHANDARANA
Group Finance Division

(total pages: 3)

Investor Relations Department
Tel.: 33 1 46 41 41 25 – Fax: 33 1 47 38 16 87 – E-mail: financials@clarins.net
www.clarins-finance.com or www.clarins.com


GROUPE
CLARINS

April 3rd, 2003

2002 RESULTS
AN INCREASE IN OPERATING MARGIN
AN INCREASE IN NET PROFIT

CONSOLIDATED FINANCIAL HIGHLIGHTS	2002	2001	Change
	In € million	In € million	%
Net Sales	922.6	869.5	+6.1
Operating Profit	87.5	80.3	+8.9
Net Profit	59.6	38.5	+55.1
Earnings per share	€ 2.52	€ 1.62	+55.6
Net Dividend per share	€ 0.85	€ 0.65	+30.8

In 2002, the Clarins Group demonstrated its soundness and ability to react swiftly to a difficult environment marked by economic instability and monetary turbulence. **Initial objectives were achieved** both in terms of sales and results.

In the second half, business was energized by a major marketing program, driving the Cosmetics Division's full-year sales to €893.1 million, a 9.2%(1) increase on the previous year. The Couture Division, however, suffered from both structural problems and business environment with a significant 17.2%(1) drop in sales, taking the Group's overall growth rate to 8.2%(1).

Profitability made huge gains in the second half under the combined impact of a business rebound and even stricter control over all costs. This enabled operating profit to climb 8.9% over the full year.
The Group's operating margin came to 9.5% compared with 9.2% in 2001. Excluding the Couture Division, it advanced by 0.7 point to 11.7%.

This fine performance was achieved in firm compliance with the Group's development policy of maintaining high marketing expenses and research expenditures.
Net profit surged 55.1% to €59.6 million taking into account foreign exchange gains of €7.3 million and an average tax rate that fell from 39.9% to 30.2%.

A Combined General Shareholder's Meeting will be held on June 6th, 2003 at 8.30 a.m. at the Pavillon d'Armenonville, Salon Longchamp, Allée de Longchamp, 75016 Paris.
A net dividend per share of € 0.85 will be recommended to the meeting.
Moreover, the Group could proceed, during the second half, **to a one-for-nine bonus share allocation.**

(1) *Based on constant exchange rates*

GROUPE CLARINS
CLARINS, AZZARO, THIERRY MUGLER
Investor Relations Department
Tel.:33 1 46 41 41 25 – Fax: 33 1 47 38 16 87 – E-mail: financials@clarins.net
www.clarins-finance.com or www.clarins.com



April 3rd, 2003

2003 FIRST QUARTER NET SALES UP 8.1% AT CONSTANT EXCHANGE RATES

2003 First Quarter Net Sales Consolidated Data	2003	2002	Change (1)	Like-for-like change (2)
	In € Million	In € Million	%	%
Beauty	147.9	144.2	+2.6	+9.6
Perfumes	73.3	72.9	+0.5	+10.7
Total Cosmetics	**221.2**	**217.1**	**+1.9**	**+10.0**
Couture	7.7	11.0	-29.9	-28.4
Group Total	**228.9**	**228.1**	**+0.4**	**+8.1**

Retailers and distributors have adopted a wait-and-see stance as consumption falters in response to the political and economic uncertainty. In this despondent environment, Group sales climbed 8.1% at constant exchange rates to €228.9 million in the first quarter, broadly in line with management's targets. However, the euro's strength versus the main currencies shaved 7.7 points off this rate, leaving only 0.4% at average exchange rates.

Beauty activity (skin care and make-up) turned in satisfactory growth of 9.6%(2) on the back of sales of €147.9 million.
The main marketing event in skin care was the launch of *Multi-Active Night Prevention Plus*, a night cream enriched with four o'clock extract.
Other new Clarins products will be rolled out in the coming months, including a new fragrance treatment, *Eau Tranquility*, already launched in France and in the US in March.
Introduced in September 2002, the skin care line for men, *ClarinsMen*, has continued to take hold. Three new products will be added to the line to ensure total comfort for men, the *Self Tanning Gel*, *Active Face Scrub* and *Antiperspirant Deo Roll-On*.

Rejuvenated by the new displays dressed in red and resolutely modern packaging, Clarins Make-up turned in strong growth. *Nature City*, the new 2003 spring-summer line, was warmly received by the market.

The Perfume Division, comprising the Thierry Mugler and Azzaro brands and Perfume Distribution, advanced by 10.7%(2). Sales came to €73.3 million.

In 2003, the Group expects the Cosmetics Division to see sales climb 5% at constant exchange rates, outpacing the rate expected in the world market. However, the sales increase at average exchange rates is uncertain due to unstable foreign exchange parities.
One of management's main objectives will be to raise the operating margin further.

(1) *Based on average exchange rates*
(2) *Based on constant exchange rates*

GROUPE CLARINS
CLARINS, AZZARO, THIERRY MUGLER
Investor Relations Department
Tel. : 33 1 46 41 41 25 – Fax : 33 1 47 38 16 87 – E-mail : financials@clarins.net
www.clarins-finance.com or www.clarins.com